The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended July 31, 2000, $140,529 distributed in connection with Fund share redemptions increased paid-in capital and reduced accumulated net realized loss on investments. Net assets of the Fund were unaffected by the reclassifications.